CUSIP No. 29078X103	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Emazing Interactive, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

29078X103

 (CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2009

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 29078X103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS STAR (CHINA) HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8.11%
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8.11%
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,279,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.11%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29078X103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS KOTOI HOROFUMI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8.11%
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8.11%
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,879,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.11%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 29078X103	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Emazing Interactive, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer's principal executive offices is No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, People’s Republic of China 100195.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is filed by (i) Star (China) Holdings Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Star China”); and (ii) Kotoi Horofumi, a citizen of Japan (collectively, the “Reporting Persons”).

(b)
The business address of Star China is P.O Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

The business address of Mr. Horofumi is Room 2-3-302, Gu Chong Ting, Tokyo, Japan.

(c)
Star China in the business of acting as an investment holding company.  Mr. Horofumi is the sole director and sole shareholder of Star China. The principal occupation of Mr. Horofumi is the President of SJ Holdings Inc.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On June 26, 2009, Star China entered into a Share Exchange Agreement (the “Exchange Agreement”) with the Issuer, China Net Online Media Group Limited (“China Net”) and the other shareholders of China Net signatory thereto.  Pursuant to the Exchange Agreement, Star China and the other China Net shareholders signatory to the Exchange Agreement (collectively, the “China Net Shareholders”) transferred to the Issuer in the aggregate 10,000 shares of China Net (comprising 100% of the issued and outstanding shares of China Net) in exchange for 13,790,800 shares of Common Stock (comprising 87.43% of the issued and outstanding Common Stock).  As result of the exchange under the Exchange Agreement (the “Share Exchange”), China Net became a wholly-owned subsidiary of the Issuer.  Under the Share Exchange, Star China transferred 1,000 shares of China Net (comprising 10% of the issued and outstanding shares of China Net) to the Issuer in exchange for 1,279,080 shares of Common Stock (comprising 8.11% of the issued and outstanding Common Stock).

CUSIP No. 29078X103	Page 5 of 8 Pages

Item 4.	Purpose of Transaction.

The purpose of the Share Exchange was for the China Net Shareholders to acquire an 87.43% direct equity interest in the Issuer, and for the Issuer to acquire 100% the common stock of China Net.

The Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)  any material change in the present capitalization or dividend policy of the Issuer; (f)  any other material change in the Issuer’s business or corporate structure; (g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise.  The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market transactions, block purchases or otherwise.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no intention of doing so as of the date hereof.

Item 5.	Interest in Securities of the Company.

(a)       The Reporting Persons beneficially own an aggregate of 1,279,080 shares of Common Stock, representing approximately 8.11% of the total issued and outstanding shares of Common Stock (based on 15,774,300 shares of Common Stock issued and outstanding after the Share Exchange) (the “Star China Shares”).

(b)       Each of the Reporting Persons has sole voting and dispositive power over the Star China Shares.

(c)       Other than the acquisition of the Star China Shares as reported on this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)       To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Star China Shares.

(e)       Not applicable.

CUSIP No. 29078X103	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Share Exchange, the Issuer entered into a Registration Rights Agreement dated June 26, 2009 (the “Registration Rights Agreement”) with Star China and certain other stockholders signatory thereto.  Pursuant to the Registration Rights Agreement, the Issuer agreed to provide those stockholders signatory thereto, for a 90-day period from the date of signing, piggyback registration rights under the Securities Act of 1933, as amended, on a portion of their shares of Common Stock.  In the event that the Issuer does not file such registration statement within the 90-day period, the stockholders holding a majority of the securities registrable under the Registration Rights Agreement will have a demand registration right.  There are no other penalties or liquidated damages (in securities of the Issuer, cash or otherwise) as a result of the Registrant not successfully filing a registration statement with the 90-day period or pursuant to the terms of the demand.  Star China has rights to register 426,360 shares of Common Stock under the Registration Rights Agreement, comprising 33.33% of the shares of Common Stock held by Star China.

Except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of July 6, 2009 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.
Share Exchange Agreement dated June 26, 2009 among the Issuer, China Net, Star China and the other shareholders of China Net signatory thereto (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 2, 2009).

3.
Registration Rights Agreement dated June 26, 2009 among the Issuer, Star China and certain other stockholders of the Issuer signatory thereto (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on July 2, 2009).

CUSIP No. 29078X103	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2009

STAR (CHINA) HOLDINGS LIMITED

By:	/s/ Kotoi Hirofumi
Name: Kotoi Hirofumi
Title: Director

/s/ Koto Hirofumi
Koto Hirofumi

CUSIP No. 29078X103	Page 8 of 8 Pages

  JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Emazing Interactive, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of July, 2009.

CLEAR JOLLY HOLDINGS LIMITED

By:  /s/ Kotoi Hirofumi
Name:  Kotoi Hirofumi
Title:  Director

/s/ Kotoi Hirofumi
Kotoi Hirofumi